Exhibit 12

Paper Warehouse, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
For the Nine Months Ended November 1, 2002 and November 2, 2001
and for the Five Years Ended February 1, 2002

($'s in thousands)	Nine Months Ended		Fiscal Year Ended

	November 1,	November 2,	February 1,	February 2,	January 28,	January 29,	January 30,
	2002	2001	2002	2001	2000	1999	1998

Ratio of Earnings to Fixed Charges:
Earnings:
Consolidated net (loss) earnings	$(975)	$(1,458)	$(9,801)	$(434)	$(4,448)	$(521)	$(207)
Extraordinary charge, net	—	—	—	—	—	—	110
Cumulative effect of accounting change, net	—	—	—	—	108	—	—
Income taxes	—	(966)	3,733	(295)	(2,970)	(323)	22

Total loss before extraordinary charge and cumulative effect of accounting change	(975)	(2,424)	(6,068)	(729)	(7,310)	(844)	(75)
Fixed Charges:
Interest expense	1,063	1,121	1,433	1,670	1,182	279	860
Interest portion of rental expense	2,298	2,563	3,435	3,386	3,281	2,378	1,779

Total fixed charges	3,361	3,684	4,868	5,056	4,463	2,657	2,639
Earnings available for fixed charges	$2,386	$1,260	$(1,200)	$4,327	$(2,847)	$1,813	$2,564

Ratio of earnings before extraordinary charge and cumulative effect of accounting change to fixed charges (1)	—	—	—	—	—	—	—

(1)	For the nine months ended November 1, 2002 and November 2, 2001, earnings were not adequate to cover fixed charges by approximately $975,000 and $2.4 million, respectively.

For the fiscal years ended February 1, 2002, February 2, 2001, January 28, 2000, January 29, 1999, and January 30, 1998 earnings were not adequate to cover fixed charges by approximately $6.1 million, $729,000, $7.3 million, $844,000 and $75,000, respectively.

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